                                                                    EXHIBIT 99.1


FOR IMMEDIATE RELEASE

                  RAMSAY HEALTH CARE, INC. CHANGES ITS NAME TO
                    RAMSAY YOUTH SERVICES, INC. (NASDAQ:RYOU)

CORAL GABLES, FLORIDA, JANUARY 4, 1999 . . . Ramsay Health Care, Inc. (NASDAQ:RHCI) announced today that it has changed its name effective January 1, 1999 to Ramsay Youth Services, Inc. The Company's stock will continue to trade on the NASDAQ stock market under the new ticker symbol of "RYOU".

Commenting on the name change, Luis E. Lamela, President and Chief Executive Officer of Ramsay Youth Services, Inc. stated, "Our new name reflects our final transformation from a psychiatric hospital company to a youth services company. We are excited about the future of our Company in the dynamic and growing youth services industry."

Ramsay Health Care, Inc. is a provider and manager of specialized education and treatment services for at-risk and troubled youth. The Company through its youth care division operates and manages residential treatment facilities, group homes and services contracts in 8 states and Puerto Rico. Ramsay's educational division manages five Charter/Contract Schools serving over 500 students in five counties throughout the State of Florida.

Except for historical information contained herein, the matters set forth in this news release are forward-looking statements as defined under the safe harbor provisions of the private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties. Actual operations and results may differ materially from those expected in the forward looking statements made by the Company. Please refer to Ramsay's filings with the Securities Exchange Commission for additional information.

Contact:   Isa Diaz
           Vice President Corporate Relations
           (305) 569-4626